SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

22 September 2015

Aviva plc
Cancellation of listing of £200m 9.50% Guaranteed Bonds

AVIVA PLC (the "Issuer")

£200,000,000 9.50% Guaranteed Bonds due 2016 (ISIN: XS0066877258) (the "Bonds")

Cancellation of listing

The Issuer (formerly known as Commercial Union plc) wishes to announce that it has, on 18 September 2015, in accordance with the terms and conditions of the Bonds, redeemed the Bonds in full and that the listing of the Bonds on the Official List of the United Kingdom Listing Authority has been cancelled with effect from (and including) 22 September 2015.

The Issuer announced on 6 August 2015 that it would be redeeming the Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 September, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary